UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Calyxt, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13173L107

(CUSIP Number)

Marie-Bleuenn Terrier

General Counsel

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cellectis S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,6500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,650,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based upon 32,078,286 shares outstanding as of May 22, 2018, which reflects 28,020,786 shares of common stock, par value, $0.0001 per share (“Common Stock”), of Calyxt, Inc. (the “Company”) outstanding as of May 7, 2018, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2018, as adjusted for 4,507,500 additional shares of the Company’s Common Stock sold in the Company’s public offering (the “Follow-On Offering”) pursuant to a registration statement on Form S-1 (File No. 333-224945) and an additional registration statement on Form S-1 filed pursuant to Rule 462(b) (File No. 333-225017), including 550,000 shares of the Company’s Common Stock purchased by Cellectis S.A. (the “Reporting Person”) at the public offering price of $15.00 per share. Prior to the Company’s initial public offering (the “IPO”), which closed on July 25, 2017, the Company was a wholly owned subsidiary of the Reporting Person. In connection with the IPO, the Company sold an aggregate of 8,050,000 shares of Common Stock, including 2,500,000 shares of Common Stock purchased by the Reporting Person at the public offering price of $8.00 per share.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Calyxt, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 600 County Road D West, Suite 8, New Brighton, MN 55112, United States.

Item 2.	Identity and Background

The name of the person filing this Statement is Cellectis S.A., a societe anonyme under the laws of the French Republic (the “Reporting Person”). The principal business of the Reporting Person is biopharmaceuticals. The address of the principal office of the Reporting Person is 8, rue de la Croix Jarry, 75013 Paris, France.

The name, business address, present principal occupation or employment (and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A to this Schedule 13D.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A to this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Company’s initial public offering (the “IPO”), which closed on July 25, 2017, the Company was a wholly owned subsidiary of the Reporting Person. The Common Stock of the Company acquired by the Reporting Person (i) in connection with the IPO pursuant to a registration statement on Form S-1 (File No. 333-218924) (2,500,000 shares of Common Stock purchased at the public offering price of $8.00 per share) and (ii) in connection with the Company’s public offering (the “Follow-On Offering”) pursuant to a registration statement on Form S-1 (File No. 333-224945) and an additional registration statement on Form S-1 filed pursuant to Rule 462(b) (File No. 333-225017) (550,000 shares of the Company’s Common Stock purchased at the public offering price of $15.00 per share) has been acquired using available cash of the Reporting Person. No funds or other consideration were borrowed or obtained for the purpose of acquiring Common Stock of the Company.

Item 4.	Purpose of the Transaction

The Reporting Person has acquired and holds Common Stock of the Company for the Reporting Person’s investment purposes. The information set forth under Item 6 of this Schedule 13D is incorporated herein by reference.

The Company is a “Controlled Company,” as defined in Rule 5615(c)(2) of the rules of the NASDAQ Global Market (the “NASDAQ”) because the Reporting Person holds more than 50% of the voting power and more than a majority of the outstanding Common Stock of the Company. In addition, the Reporting Person is party to a stockholders agreement with the Company (the “Stockholders Agreement”), which provides the Reporting Person with contractual rights to approve specified corporate actions of the Company. As a result of the foregoing, the Reporting Person has the ability to control the management, affairs and operations of the Company and to determine the outcome of various matters, including all matters submitted to the Company’s stockholders for approval.

On June 14, 2018, approximately 186,727 outstanding restricted stock units (“RSUs”) of the Company issued under the Company’s equity compensation plan adopted on June 14, 2017 (the “Omnibus Plan”) will vest (the “Vesting Event”). In connection with the Vesting Event, the Reporting Person expects to enter into share purchase agreements (“SPAs”) with certain holders of RSUs (“RSU Sellers”), pursuant to which the Reporting Person would purchase from RSU Sellers shares of Common Stock. The Reporting Person expects that settlement with respect to the shares of Common Stock to be purchased pursuant to SPAs will occur on or about June 15, 2018. The Reporting Person is under no obligation to enter into SPAs or to purchase any shares of Common Stock from RSU Sellers or otherwise.

Pursuant to NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934, the Company is permitted to phase in its compliance with the independent audit committee requirements thereunder, provided that all members satisfy the applicable independence requirements within one year of listing on the NASDAQ. The Company is required to have a fully independent Audit Committee no later than July 20, 2018. Accordingly, the Reporting Person intends prior to July 20, 2018 (i) to exercise its rights under the Stockholders Agreement to approve an increase in the size of the Board of Directors of the Company (the “Board of Directors”), (ii) to designate for nomination an additional independent director for appointment to the Company’s Board of Directors and (iii) to designate such director as a member of the Audit Committee of the Company.

In its capacity as the controlling stockholder of the Company, the Reporting Person intends to take an active role in working with the Company’s management on operational, financial and strategic matters. On an ongoing basis, the Reporting Person will review the Company’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase or decrease its ownership of Common Stock, exercise or withhold its required approval pursuant to the Stockholders Agreement, vote to approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Except as otherwise described in this Item 4 of Schedule 13D, the Reporting Person does not have any present plans or proposals which relate to or which would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (c) The Reporting Person beneficially owns 22,650,000 shares of Common Stock, representing 70.6% of the outstanding Common Stock of the Company.

The percentage of beneficial ownership of the Reporting Person is based upon 32,078,286 shares outstanding as of May 22, 2018, which reflects 28,020,786 shares of Common Stock of the Company outstanding as of May 7, 2018, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2018, plus 4,507,500 additional shares of Common Stock sold in the Follow-On Offering. In connection with the Follow-On Offering, on May 17, 2018, the Reporting Person purchased 550,000 shares of Common Stock at a purchase price of $15.00 per share. The Reporting Person possesses sole power to vote and sole power to dispose of all the shares of Common Stock beneficially owned by the Reporting Person.

(d) – (e) Not applicable.

To the knowledge of the Reporting Person, the persons named in Schedule A hereto do not have any interests in the securities of the Company under this Item 5 other than as set forth in Schedule A hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Person or, to the knowledge of the Reporting Person, any other person listed in Schedule A to this Schedule 13D, with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

The Reporting Person has entered into the Stockholders Agreement with the Company and the Company’s officers and directors, including Messrs. Choulika, Godard and Arthaud, each of whom serves as a director of the Company as well as a director of the Reporting Person, and Mr. Tripodi, who serves as the Chief Executive Officer of the Company as well as a member of the Chief Operating Decision Maker of the Reporting Person. Pursuant to the Stockholders Agreement, until the first date on which the Reporting Person and its affiliates no longer beneficially own at least 15% of the outstanding shares of the Company’s Common Stock, the Reporting Person has the right to designate the greater of three members of the Board of Directors or a majority of the directors on the Board of Directors, and to designate the chairman of the Board of Directors and one member to each Committee of the Board of Directors.

Pursuant to the Stockholders Agreement, certain matters with respect to the Company require the Reporting Person’s prior approval for so long as it beneficially owns at least 50% of the then-outstanding shares of the Company’s Common Stock, including the right to approve:

•	any modification to the Company’s or any future subsidiary’s share capital (e.g., share capital increase or decrease), the creation of any subsidiary, any grant of stock-based compensation, any distributions or initial public offering, merger, spin-off, liquidation, winding up or carve-out transactions;

•	the annual business plan and annual budget and any modification thereto;

•	any external growth transactions exceeding $500,000 and not included in the approved annual business plan and annual budget;

•	any investment and disposition decisions exceeding $500,000 and not included in the approved annual business plan and annual budget (excluding the purchase and sale of inventory as a part of the normal course of business);

•	any related-party agreement and any agreement or transaction between the executives or stockholders of the Company, on the one hand, and the Company or any of its subsidiaries, on the other hand;

•	any decision pertaining to the recruitment, dismissal/removal, or increase of the compensation of executives and corporate officers;

•	any material decision relating to a material litigation;

•	any decision relating to the opening of a social or restructuring plan or pre-insolvency proceedings;

•	any buyback by the Company of shares of the Company Common Stock;

•	any new borrowings or debts exceeding $500,000 and early repayment of loans, if any (it being understood that the Reporting Person will approve the entering into of contracts for revolving loans and other short-term loans and the repayment of such for financing general operating activities, such as revolving loans for inventory or factoring of receivables);

•	grants of any pledges on securities;

•	development of any new activities and businesses not described in the annual business plan and annual budget;

•	entry into any material agreement or partnership; and

•	any offshore and relocation activities.

In addition, pursuant to the Stockholders Agreement, certain matters with respect to the Company require the Reporting Person’s prior approval for so long as it beneficially owns at least 15% of the then outstanding shares of the Company’s Common Stock, including the right to approve:

•	any amendments to the Company’s Certificate of Incorporation or By-laws that would change the name of the Company, its jurisdiction of incorporation, the location of its principal executive offices, the purpose or purposes for which the Company is incorporated or the items requiring the Reporting Person’s prior approval;

•	the payment of any regular or special dividends;

•	the commencement of any proceeding for the voluntary dissolution, winding up or bankruptcy of the Company or a material subsidiary;

•	any public or private offering, merger, amalgamation or consolidation of us or the spinoff of a business of ours or any sale, conveyance, transfer or other disposition of the Company’s assets; and

•	any appointment to the Company’s Board of Directors.

Pursuant to the Stockholders Agreement, the Company has also provided the Reporting Person with certain registration rights, as follows:

•	Demand Registration—At any time beginning January 15, 2018 (or such earlier time as agreed by the Company), the Reporting Person may request that the Company register for resale all or a portion of the Reporting Person’s shares of Common Stock. Any such request must cover a quantity of shares with an anticipated aggregate offering price of at least $25.0 million. To the extent the Company is a well-known seasoned issuer, the Reporting Person may also request that the Company file an automatic shelf registration statement on Form S-3 that covers the registrable securities requested to be registered. Depending on certain conditions, the Company may defer a demand registration for up to 90 days in any twelve month period. The Reporting Person will agree pursuant to a contractual lock-up not to exercise any of its rights under the registration rights agreement during a 90-day restricted period.

•	Piggyback Registration Rights—In the event that the Company proposes to register any of the Company’s securities under the Securities Act of 1933, as amended (the “Securities Act”), either for the Company’s account or for the account of the Company’s other security holders, the Reporting Person is entitled to certain piggyback registration rights allowing it to include its shares of Common Stock in the registration, subject to certain marketing and other limitations. As a result, whenever the Company proposes to file a registration statement under the Securities Act, the Reporting Person is entitled to notice of the registration.

•	Expenses; Indemnification—The registration rights provide that the Company must pay all registration expenses (other than the underwriting discounts and commissions) in connection with effecting any demand registration or shelf registration. The registration rights contain customary indemnification and contribution provisions.

•	Term—The registration rights will remain in effect with respect to any shares of Common Stock covered by the Stockholders Agreement until (i) all of the Reporting Person’s shares of Common Stock have been sold pursuant to an effective registration statement under the Securities Act; (ii) all of the Reporting Person’s shares of Common Stock have been sold to the public pursuant to Rule 144 under the Securities Act; or (iii) the Reporting Person owns less than 10% of the then outstanding shares of the Company’s Common Stock.

In connection with the Follow-On Offering, the Reporting Person and each of the Company’s directors and executive officers, including Dr. Choulika, Mr. Tripodi, Mr. Arthaud, and Mr. Godard, have agreed, subject to certain exceptions (including for sales pursuant to 10b5-1 plans or to satisfy tax obligations in connection with the Vesting Event), that during a period of 90 days from May 17, 2018, they will not, without the prior written consent of the representatives of the underwriters (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by such holder or with respect to which such holder has or hereafter acquires the power of disposition (collectively, the “lock-up securities”), or exercise any right with respect to the registration of any of the lock-up securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the lock-up securities, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

Following the IPO, each of Mr. Dutang, Dr. Choulika, Mr. Godard, Mr. Messier, Ms. Schwebig, Dr. Sourdive, Ms. Terrier and Mr. Tripodi adopted a prearranged trading plan in accordance with the guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Plans”). Under the Plans, shares of Common Stock held by the foregoing persons may be sold on the open market at prevailing market prices and subject to minimum price thresholds specified therein.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

Exhibit No.	Description

1	Stockholders Agreement dated July 25, 2017 between Cellectis S.A., Calyxt, Inc. and the persons listed on Schedule A thereto, (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on March 14, 2018).

2	Amendment No. 1 to Stockholders Agreement dated May 7, 2018 between Cellectis S.A., Calyxt, Inc. and the persons listed on Schedule A thereto (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2018).

3	Form of Share Purchase Agreement among Cellectis S.A., the Company and certain holders of Restricted Stock Units of the Company vesting on June 14, 2018.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2018

CELLECTIS S.A.

By:	/s/ André Choulika
Name:	André Choulika
Title:	Chief Executive Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

CELLECTIS S.A.

The following table sets forth name, business address, present principal occupation or employment (and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person. The current business address for Cellectis S.A. and for each person identified in this Schedule A is c/o Cellectis S.A., 8, rue de la Croix Jarry 75013 Paris, France and the telephone number is +33 (0)1 81 69 16 00.

Name(1):	Identity and Background Information
André Choulika, Ph.D.	Dr. Choulika serves as the Chief Executive Officer of Cellectis S.A. and is Chairman of the Board of Directors. Dr. Choulika is a citizen of France.

Julia Berretta, Ph.D.	Dr. Berretta serves as the Vice President Business Development of Cellectis S.A. Ms. Berretta is a citizen of France.

Elsy Boglioli	Ms. Boglioli serves as the Chief Operating Officer of Cellectis S.A. Ms Boglioli is a citizen of France.

Stéphane Depil, M.D. Ph.D.	Dr. Depil serves as the Senior Vice President Research and Development and Chief Medical Officer of Cellectis S.A. Dr. Depil is a citizen of France.

Philippe Duchateau, Ph.D.	Dr. Duchateau serves as the Chief Scientific Officer of Cellectis S.A. Dr. Duchateau is a citizen of France.

Eric Dutang	Mr. Dutang serves as the Chief Financial Officer of Cellectis S.A. Mr. Dutang is a citizen of France.

Stephan Reynier	Mr. Reynier serves as the Chief Regulatory Officer of Cellectis S.A. Mr. Reynier is a citizen of France.

David Sourdive, Ph.D.	Dr. Sourdive serves as Executive Vice President, Technical Operations of Cellectis S.A. Dr. Sourdive is a citizen of France.

Marie-Bleuenn Terrier	Ms. Terrier serves as General Counsel of Cellectis S.A. Ms. Terrier is a citizen of France.

Federico Tripodi	Mr. Tripodi serves as the Chief Executive Officer of Calyxt, Inc. (600 County Road D West, Suite 8, New Brighton, MN 55112). Mr. Tripodi is a citizen of Argentina.

Laurent Arthaud	Mr. Arthaud serves as the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (6/8 Bld Haussmann, 75009 Paris, France). Mr. Arthaud is a citizen of France.

Pierre Bastid	Mr. Bastid serves as a member of several boards of directors, including Cellectis S.A., Hougou Finance S.A., Hougou Developpement S.A., Louise 342-344 S.A., Shango S.A., Hebioso S.A., Nepteam S.A.S, La Chartreuse B S.C., Pharnext S.A.S., Batuque Hotelaria e Turismo S.A., and Casino Royal S.A. Mr. Bastid is a citizen of France.

Name(1):	Identity and Background Information
Rainer Boehm, MD	Dr. Boehm serves as owner of Rainer Boehm GmbH (Paradiesstrasse 4, CH-4125 Riehen, Switzerland). Dr. Boehm is a citizen of Germany.

Alain Godard	Mr. Godard serves as Chief Executive Officer of SARL Godard & Co. (8, rue Marcellin Blanc, 69110 Sainte Foy-Les, Lyon, France). Mr. Godard is a citizen of France.

Hervé Hoppenot	Mr. Hoppenot serves as President and Chief Executive Officer and Chairman of the board of directors of Incyte Corporation (1801 Augustine Cut-off, Wilmington, DE 19803). Mr. Hoppenot is a citizen of France.

Jean-Marie Messier	Mr. Messier serves as the head of Messier Maris & Associés, an international investment banking firm (73 rue de Miromesnil, Paris, 75008, France). Mr. Messier is a citizen of France.

Annick Schwebig, M.D.	Dr. Schwebig serves as a non-employee director of several boards of directors, including Cellectis S.A., Inventiva Pharma, Inserm-Transfert, S.A. and B Cell Design. Dr. Schwebig is a citizen of France.

(1)	To the knowledge of the Reporting Person, no person identified in Schedule A holds more than 1% of the Company’s outstanding shares of Common Stock; each person who holds shares of the Company’s Common Stock has, to the knowledge of the Reporting Person, sole voting power and sole dispositive power over the shares of Common Stock. To the knowledge of the Reporting Person, no person identified in this Schedule A has effected a transaction in the Company’s Common Stock during the last sixty days.